EXHIBIT 99.1

Tekmira Provides Periodic Update to Litigation

VANCOUVER, British Columbia, Dec. 21, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided a periodic update on its ongoing litigation against Alnylam Pharmaceuticals, Inc. ("Alnylam") and AlCana Technologies, Inc. ("AlCana").

"The Massachusetts Superior Court has now set a firm trial date of October 30, 2012 for our ongoing litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc., which removes any uncertainty about the timeline," said Dr. Mark J. Murray, Tekmira's President and CEO.

"We also recently updated our financial guidance to reflect a new credit facility, which provides us with additional financial flexibility and a cash runway that extends into 2013," added Dr. Murray.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements the length of the Tekmira's cash runway; the trial date for the litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc.; and Tekmira's strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira's use and availability of the credit facility; Tekmira's financial position and execution of Tekmira's business strategy; and LNP's status as a leading RNAi delivery technology; the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; the effect of Alnylam's and AlCana's answers and counterclaims on Tekmira's litigation position; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's cash runway may not extend as far as anticipated, and may be materially shorter than expected; changing market conditions may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; Tekmira's current funds on hand plus expected revenue may not extend its cash runway to the period currently estimated, or beyond the near term needs of Tekmira; Tekmira may not have the resources to continue its litigation with Alnylam and AlCana; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; discovery completion and/or the trial date may not occur by the dates currently estimated; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca